                    December 19, 2006

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	FirstEnergy Corp.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 2, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006, June 30, 2006 and September 30, 2006
File No. 333-21011

Dear Mr. Allegretto:

This letter is in response to your further correspondence dated December 5, 2006 regarding your review of the filings by FirstEnergy Corp. on Form 10-K for the fiscal year ended December 31, 2005 (Form 10-K), and Forms 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006. Your additional comment is indicated below in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2005

Exhibit 13

Management’s Discussion and Analysis of Results of Operations and Financial
Condition, page 4

Executive Summary, page 4

1.
We have reviewed your response to comment 1 in our letter dated October 23, 2006. Please be advised that using a non-GAAP measure requires substantive economic consequences such as allocating resources, determining compensation incentives or other management action that result in the use of cash or other assets based on the information conveyed by the non-GAAP measure. In this regard, please explain to us in greater detail how you use both “earnings before unusual items” and “cash earnings.” You may want to provide specific examples. In particular, we are interested to understand how you use such measures “as budgetary controls” and how “earnings before unusual items” “influences resource allocation issues.” Specifically tell us whether these measures are used in setting budgets or give us an example of how use of the measure affects resource allocation. Furthermore, we do not concur that disclosing the differences in the non-GAAP measure compensates for the limitation since removal of the non-GAAP statistic would accomplish the same result. You may want to revise your discussion or eliminate presenting non-GAAP measures.

Mr. Jim Allegretto
December 19, 2006

Furthermore, there is no proposed discussion of the "cash earnings" measure. Please note that Question 8 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" applies to all non-GAAP performance measures that exclude any recurring items such as depreciation and amortization. As your non-GAAP performance measure "cash earnings" excludes recurring items, you should provide disclosure which fully discusses each bullet point of Question 8, regardless of whether the excluded items are identified as unusual or otherwise.  Please show us how your revised disclosure will read in future filings.

Response:  We continue to believe that we have historically complied with all applicable requirements for the presentation and use of non-GAAP financial measurres in our filings with the Commission.  However, after careful consideration of the Staff's comments and upon further review of our continuing disclosure obligations, we have determined that FirstEnergy will not include non-GAAP measures in future Form 10-K and Form 10-Q filings with the Commission.  We do intend to continue to use non-GAAP financial measures in future non-filed documents and will comply with all applicable requirements of Regulation G in that regard.

* * * *
FirstEnergy Corp. hereby acknowledges that:

•
FirstEnergy is responsible for the adequacy and accuracy of the disclosures relating to its annual report on Form 10-K for the year ended December 31, 2005 and its Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	FirstEnergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to call me (330-384-5296) or Jeffrey R. Kalata, Assistant Controller (330-374-6580) with any further questions you may have. I appreciate your assistance in ensuring our compliance with the Commission’s disclosure requirements.

Sincerely,

Harvey L. Wagner
Vice President, Controller and
Chief Accounting Officer

HLW:dlc

Attachment

cc:	Sarah Goldberg Staff Accountant Securities and Exchange Commission

Anthony J. Alexander Richard H. Marsh Leila L. Vespoli